UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 28, 2022

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated April 28, 2022, regarding the Board of Directors’ Resolution and Call for Annual General Assembly.

Istanbul, April 28, 2022

Announcement Regarding the Board of Directors’ Resolution and Call for Annual General Assembly

Our Company’s Board of Directors has decided to call the Annual General Assembly Meeting of our Company pertaining to the year of 2021 to convene on June 16, 2022 at 12:00 at the address of “Aydınevler Mahallesi, İnönü Caddesi, No:20/36, C Blok, Conference Hall, Küçükyalı Ofispark, 34854, Maltepe/İstanbul” and to discuss the attached agenda.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

THE CALL

TURKCELL İLETİŞİM HİZMETLERİ ANONİM ŞİRKETİ

THE CONVENTION CALLING OF THE ANNUAL GENERAL ASSEMBLY MEETING FOR THE FISCAL YEAR 2021 ON 16.06.2022

Istanbul Trade Registry Office- Trade Register Number: 304844

The Ordinary General Assembly Meeting for the Fiscal Year of 2021 of our Company shall be held on 16 June 2022, Thursday at 12:00 hrs at Company Headquarters located Aydınevler Mahallesi, İnönü Caddesi, No:20/36, C Blok, Konferans Salonu, Küçükyalı Ofispark, 34854, Maltepe/İstanbul in order to discuss and resolve the issues written on the agenda below.

The shareholders of our Company shall be entitled to attend the Ordinary General Assembly Meeting with their physical presence or in electronic environment in person or by proxy. Attending the meeting in electronic environment is possible through the secure e-signature of the shareholders or their representatives. Thus, it is necessary that the shareholders or their representatives, who will make actions on electronic general assembly system (“EGKS”), shall have secure e-signature and register in Central Registry Agency (“MKK”) “e-Investor: Investor Information Centre”.

Besides the shareholder or their proxies, who would like to attend the meeting in electronic environment, must fulfil the obligations in accordance with the provisions of the “Regulation on General Assembly Meetings of Joint Stock Companies to be held by Electronic Means” published on the Official Gazette numbered 28395 dated 28 August 2021 and “the Communiqué on Electronic General Meeting System Applicable at General Assemblies of Joint Stock Companies” published on Official Gazette numbered 28396 on 29 August 2012.

The shareholders who cannot attend the meeting in person in physical or electronic environment must issue the power of attorney either by notarizing the signature on it or by attaching the signature declaration issued before notary public to the signed power of attorney form in conformity with the sample below by fulfilling the obligations stated in “The Communique on Voting By Proxy and Proxy Solicitation” of Capital Markets Board numbered II-30.1. The power of attorney sample is available in Company Headquarter and Company’s website www.turkcell.com.tr. The shareholders, who would like to attend the General Assembly in person in physical environment, shall exercise their rights relating to their shares registered in the “The Shareholders List” on MKK by submitting the identity card. The power of attorneys which are not in conformity with attached power of attorney sample and obliged by the aforementioned Communique, shall not be accepted.

The shareholders, who will attend the general assembly in electronic environment over Electronic General Assembly System, can receive information on the website of MKK https://www.mkk.com.tr about the rules and principles for the attendance, appointment of the representative, proposing, expressing view and voting.

Our Company’s Consolidated Financial Statements regarding the fiscal year 2021, Integrated Activity Report of the Board of Directors, Independent Auditor’s Report and Dividend Distribution Proposal of the Board of Directors, Articles of Association Amendment Text and General Assembly Information Document shall be ready for our shareholders’ review, at least three weeks before the date of the General Assembly Meeting at Company’s Headquarter and website www.turkcell.com.tr and on the Electronic General Assembly System of MKK.

In accordance with the Capital Markets Law, any notice shall not be sent by registered mail to the Shareholders for the registered and publicly registered shares.

Respectfully submitted to the attention of the Shareholders.

TURKCELL İLETİŞİM HİZMETLERİ ANONİM ŞİRKETİ

Presidency of the Board of Directors

TURKCELL İLETİŞİM HİZMETLERİ A.Ş. AGENDA OF THE ANNUAL GENERAL ASSEMBLY MEETING FOR FINANCIAL YEAR 2021
1. Opening and constitution of the Presiding Committee;
2. Reading and discussion of the activity report of the Board of Directors relating to the activity year 2021;
3. Reading the summary of the Independent Audit report relating to the activity year 2021;
4. Reading, discussion and approval of the consolidated financial statements relating to activity year 2021;
5. Discussion of and decision on the release of the Board Members individually from the activities and operations of the Company pertaining to the fiscal year 2021;
6. Discussion and resolution of the amendment of the articles 9, 17 and 19 of the Company’s Articles of Association, which was approved by T.R. Ministry of Trade and Capital Markets Board, pursuant to the amendment text attached to the agenda;
7. Informing the shareholders on the donation and contributions made in the activity year 2021 and discussion of and decision on the proposal of the Board of Directors on determination of the limit of the donations that shall be made by our Company during the period commencing 1 January 2022 and ending on the date of the Company’s general assembly meeting relating to 2022 fiscal year shall be limited to and shall not exceed one percent (1%) of Turkcell Türkiye segment revenue;
8. In case any vacancy occurs in Board of Directors due to any reason, submission to the approval of General Assembly the Member and / or Members of the Board of Directors elected by the Board of Directors in accordance with the article 363 of Turkish Commercial Code;
9. Discussion of and decision on the remuneration of the Board Members;
10. Discussion of and decision on the amendment of the Company’s Guideline on General Assembly Rules of Procedures;
11. Discussion of and decision on the proposal of the Board of Directors on the election of the independent audit firm pursuant to Turkish Commercial Code and the capital markets legislation for auditing of the accounts and transactions of the year 2022;
12. Discussion of and decision on the proposal of the Board of Directors on the distribution of 25% of the net profit of the fiscal year 2021 relating to the activity year 2021;
13. Decision permitting the Board Members to, directly or on behalf of others, be active in areas falling within or outside the scope of the Company’s operations and to participate in companies operating in the same business and to perform other acts in compliance with Articles 395 and 396 of the Turkish Commercial Code;
14. Informing the shareholders regarding the guarantees, pledges and mortgages provided by the Company in favor of third parties or the derived income thereof in the activity year 2021, in accordance with the Capital Markets Board regulations;
15. Closing

POWER OF ATTORNEY

TO THE CHAIRMANSHIP OF THE BOARD OF DIRECTORS OF TURKCELL İLETİŞİM HİZMETLERİ A.Ş.,

I hereby appoint _____________________________________, who is presented below in details, as my proxy; to represent me, to vote, to make proposals and to sign the necessary documents on behalf of me in the Ordinary General Assembly Meeting of Turkcell İletişim Hizmetleri Anonim Şirketi for the Fiscal Year of 2021 to be held on 16 June 2022, Thursday, at 12:00, at Company Headquarters located at the address of Aydınevler Mahallesi, İnönü Caddesi, No:20/36, C Blok, Konferans Salonu, Küçükyalı Ofispark, 34854, Maltepe/İstanbul, in line with my below instructions.

Proxy(*);

Name Surname/Commercial Title:

TC Identity No/Tax ID No, Trade Registry Office and Registry Number and Central Registration (MERSİS) Number:

(*) For foreign proxies equivalent information must be submitted.

A)                 SCOPE OF POWER OF ATTORNEY

The scope of power of attorney shall be determined by choosing either (a), (b) or (c) for sections 1 and 2 below.

1. In relation with the Issues under the General Assembly Agenda;

a) The proxy shall be authorized to vote in line with his/her opinion.

b) The proxy shall be authorized to vote in line with the proposals of the company management.

c) The proxy shall be authorized to vote in line with the instructions indicated in the below table.

Instructions: If option (c) is chosen by the shareholder, instructions shall be submitted specifically to agenda items by checking one of the options (acceptance or refusal) provided next to the relevant agenda item of general assembly, and if refusal option is chosen, by indicating the opposition note, if any which, is required to be written in the general assembly minutes.

Agenda Items (*)	Acceptance	Refusal	Opposition Notice
1.
2.
3.
4.

5.
6.
7.
8.
9.
10.
11.
12.
13.
14.

(*)The issues under the general assembly agenda shall be listed one by one. If minority has a separate resolution draft, it shall be specifically stated to enable voting by proxy.

2. Specific Instruction related with other issues that may arise during the General Assembly meeting and especially with the use of minority rights:

a) The proxy shall be authorized to vote in line with his/her opinion.

b) The proxy shall not be authorized to represent in these matters.

c) The proxy shall be authorized to vote in line with the below specific instructions.

SPECIFIC INSTRUCTIONS; Specific instructions of the shareholder to the proxy shall be indicated here (if any).

B)                 The shareholder shall specify the shares to be represented by the proxy, by choosing one of the options below.

1. I hereby approve my below detailed shares to be represented by proxy.

a) Order and serial:*

b) Number/Group:**

c) Amount-Nominal value:

d) Voting privileges:

e) Bearer-Registered:*

f) Ratio of total shares/voting rights of the shareholder:

* These information are not requested for shares that are electronically registered.

**Group information shall be submitted instead of number for electronically registered shares.

2. I hereby approve that all of my shares listed in the list of shareholders to attend the general assembly meeting, which is prepared by the Central Registry Agency (MKK) one day prior to the general assembly, shall be represented by a proxy.

NAME SURNAME or TITLE OF THE SHAREHOLDER (*)

Trade Registry Office and Registry Number and Central Registration (MERSİS) Number:

Address:

SIGNATURE

(*) For foreign shareholders equivalent information must be submitted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: April 28, 2022	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: April 28, 2022	By:	/s/ Osman Yılmaz
Name: Osman Yılmaz Title: Chief Financial Officer